UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated June 20, 2011

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that on June 20, 2011 the public deed containing the escisión agreement entered between Grupo Aval and Rendifín S.A. (“Rendifín”), was granted. By virtue of said agreement, Rendifin S.A. will transfer to Grupo Aval, as its main asset, 3,358,446,312 shares of Banco Popular capital stock, representing 43.47% of Banco Popular’s capital stock.

As consideration, Grupo Aval will issue preferred shares (the “Preferred Shares”) to Rendifín’s shareholders, at an exchange ratio of one (1) Preferred Share per 1.62 common shares of Banco Popular, per the exchange ratio contained in the escisión agreement.

The transaction was approved by the Superintendency of Corporations and the Superintendency of Finance. In addition, on June 2, 2011, the Superintendency of Finance authorized Grupo Aval to increase its shareholding in Banco Popular, pursuant to Article 88 of Colombian “Estatuto Orgánico del Sistema Financiero”.

Taking into consideration that, upon completion of the transaction, Grupo Aval will issue 2,073,115,004 Preferred Shares in favor of Rendifín’s shareholders, the total amount of Grupo Aval’s outstanding shares will be 17,617,097,327 (including common and preferred shares).

Based on the non-consolidated financial statements of Grupo Aval as of May 31, 2011, prepared and adjusted as if closing of the transaction had occurred on such date, the amount of Company’s assets, liabilities, shareholders’ equity and book value (per share) are as follows:

Assets: COP$ 11,693,851,595,537.74.
Liabilities: COP$ 2,954,081,487,015.50.
Shareholders’ equity: COP$ 8,739,770,108,522.24.
Book value per share: COP$ 496.10.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011

Grupo Aval Acciones y Valores S.A.

By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel